OLYMPIA
TRUST COMPANY

CALGARY
Corporate & Shareholder Services
2300, 125 – 9 Avenue SE
Calgary, AB T2G 0P6
Tel 403-261-0900
Fax 403-265-1455

VANCOUVER
Corporate & Shareholder Services
1003 - 750 West Pender Street
Vancouver, BC V6C 2T8
Tel 604-484-8637
Fax 604-484-8638

TORONTO
OLYMPIA TRANSFER SERVICES INC
Corporate & Shareholder Services
920 - 120 Adelaide St West
Toronto, ON M5H 1T1
Tel 416-364-8081
Fax 416-364-1827

October 8, 2010

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Government of Yukon, Registrar of Securities
Government of the Northwest Territories, Registrar of Securities
Government of Nunavut, Registrar of Securities
TSX Venture Exchange

Dear Sirs:

Subject: NXT Energy Solutions (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual General & Special Meeting of securityholders:

Meeting Date:	December 8, 2010
Record Date for Notice:	November 8, 2010
Record Date for Voting:	November 8, 2010
Beneficial Ownership Determination Date:	November 8, 2010
Class of Securities Entitled to Receive Notice:	Common shares
Class of Securities Entitled to Vote:	Common shares
ISIN Number:	CA62948Q1072
Meeting Location:	Calgary, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Joline Kirstein"

Joline Kirstein
Corporate Administrator
Corporate & Shareholder Services
Direct Dial: (403) 261-8455

cc: CDS & Co.